December 15, 2011

Tia L. Jenkins
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re:	Viña Concha y Toro S.A.
Form 20-F for Fiscal Year Ended December 31, 2010
Filed June 30, 2011
File No. 001-13358

Dear Ms. Jenkins,

In my capacity as Chief Financial Officer of Viña Concha y Toro S.A. (“Concha y Toro”, “we” or the “Company”), I transmit for your review this letter that provides the Company’s responses to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) received in the letter dated December 05, 2011 (the “Comment Letter”) regarding the Company’s Annual Report on Form 20-F (“Form 20-F”) for the Fiscal Year Ended December 31, 2010, filed with the Commission on June 30, 2011. This letter is keyed to the headings and comment numbers contained in the Comment Letter. For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the Company’s response.

Notes to the Consolidated Financial Statements, page F-12

Note 3. First-Time Adoption of International Financial Reporting Standards (IFRS), page F-32

1.
Please tell us how you complied with the disclosure requirements to provide a reconciliation of total comprehensive income for the latest period in your most recent annual financial statements. See paragraph 24(b) of IFRS 1.

The income for the company as reported under Chilean GAAP for the year ended 31 December 2009 has been reconciled to the income for the company as reported under IFRS for that same year in Note 3 b.3 to the consolidated financial statements on page F-37.

Furthermore, the equity of the company as reported under Chilean GAAP as at 31 December 2009 has been reconciled to the equity of the company as reported under IFRS at that same date in Note 3 b.2 to the consolidated financial statements on page F-36. This reconciliation appropriately includes the amounts recognized within other comprehensive income for the year ended 31 December 2009 in the consolidated statement of comprehensive income on page F-8.

Based on these disclosures we believe that we have complied with the requirement under IFRS to reconcile total comprehensive income for the latest period in our most recent financial statements and that this has been satisfactorily presented in order that users of the financial statements can understand all material impacts of how the transition to IFRS has affected the income of the company.

However, we believe that the aforementioned disclosure may be improved in order to provide clearer information. An improved presentation of the reconciliation of profit or loss under Chilean GAAP and comprehensive income in accordance with IFRS would be as follows and we will ensure that this disclosure is included in the 20-F on the 2011 financial statements:

ThCh$
Consolidated income form 2009, under GAAP	44,160,442
Goodwill on inventories in subsidiary Trivento Bodegas y Viñedos S.A. due to translation to USD at historic exchange rated as of December 31, 2009	(14,752)
Adjustments due to amortizations reversal	289,772
Adjustment on income of associate reconciled to IFRS	78,752
Deferred taxes adjustment	(823,925)
Elimination adjustments of price - level adjustments	1,587,757
Total IFRS adjustment	1,117,604
Consolidated income for 2009 under IFRS	45,278,046

Gains ( losses) from currency translation differences before tax	(552,697)
Gains (losses) due to new measures to financial assets available for sale, before tax	(78,404)
Gains ( losses) due to cash flow hedges before tax	11,081,476
Income tax related to financial assets available for sale of other comprehensive income	(5,610)
Income tax related to cash flow hedges before tax of other comprehensive income	(1,883,851)
Total comprehensive income adjustment	8,560,914
Total comprehensive income	53,838,960

Note 34. Contingencies, restrictions and lawsuits, page F-128

2.
Please clarify how you are accounting for the Th$20,631,288 recorded for sinister inventory, sinister PP&E and expenses for cleaning, wreckage removal and repairs, specifically addressing whether any charges were taken for the damaged assets when it became clear to you damage was incurred. If not, tell us how you determined the assets maintained the ability to generate sufficient cash flows to recover their carrying values.

We accounted for the Th$20,631,288 recorded for sinister inventory (ThCh$15,277,243), sinister PP&E (ThCh$763,629) and expenses for cleaning, wreckage removal (ThCh$908,639) and repairs (ThCh$3,681,277), as a charge to the income statement when the loss was incurred in the caption ‘Other expenses by function’ in the consolidated statement of net income for the year ended December 31, 2010. We recognized the amounts based on a thorough evaluation that involved specialized internal and external personnel to identify and quantify the damages and effects on inventories, PP&E expenses for cleaning, wreckage removal and repairs that determined the losses.

The journal entry is as follows:

	Debit	Credit
	ThCh$	ThCh$
Other Expenses	20,631,288
PP&E		763,629
Inventories		15,277,243
Account payables		4,589,916

After we estimated these damages, we reviewed a listing of any other assets affected by the earthquake for indicators of impairment, noting no such indications.

Additionally, you state you have recorded insurance that covers these amounts which are presented as trade and other receivables. Please tell us your basis for recording these insurance proceeds as receivables and whether income was recorded for these proceeds. Clarify whether the Th$21,294,138 indemnity advance has any relationship to these receivables. Cite the authoritative guidance under IFRS that supports your accounting for and presentation of the above transactions.

The authoritative guidance under IFRS that supports our accounting for of the transactions are based on International Accounting Standard (IAS) 16 Property, Plant and Equipment paragraphs 65 and 66 as follows:

Compensation for impairment

65	Compensation from third parties for items of property, plant and equipment that were impaired, lost or given up shall be included in profit or loss when the compensation becomes receivable.

66
Impairments or losses of items of property, plant and equipment, related claims for or payments of compensation from third parties and any subsequent purchase or construction of replacement assets are separate economic events and are accounted for separately as follows:

(a)	impairments of items of property, plant and equipment are recognised in accordance with IAS 36;
(b)	derecognition of items of property, plant and equipment retired or disposed of is determined in accordance with this Standard;
(c)	compensation from third parties for items of property, plant and equipment that were impaired, lost or given up is included in determining profit or loss when it becomes receivable; and
(d)	the cost of items of property, plant and equipment restored, purchased or constructed as replacements is determined in accordance with this Standard.

The compensation due from our insurers, including the loss/impairment of sinister PP&E and the costs for cleaning, wreckage removal and repairs were recognized when the damage giving the rise to the impairment and losses occurred and we have the unconditional right to receive compensation.

Following the guidance from IAS 16, we believe that if the loss event that creates a right for to us to assert a claim has occurred, we should recognize the receivable when we have the unconditional right to receive the compensation. The compensation was measured based on the amount and timing of expected cash flows. Our criteria for determining that we have an unconditional contractual right to receive compensation considered that:

●	we have an insurance contract under which we can make a claim for compensation, and
●	the loss event that creates a right for us to assert a claim at the reporting date has occurred and the claim has not (nor is expected) to be disputed by the insurance company

The compensation was measured based on the amounts paid by the insurance company. The total compensation received as of December 31, 2010 was Th$21,294,138. Out of this amount Th$20,631,288 was offset against the expenses and impairment recognized in the caption ‘Other expenses by function’ in the consolidated statement of net income for the year ended December 31, 2010.

The remaining amount of Th$662,850 was recognized in liabilities in the caption ‘Trade accounts payable and other current accounts payable’ in the in the consolidated statement of financial position as of December 31, 2010. We believe that this amount should not be recognized in revenue as is still under discussion with the insurance company. Nevertheless, we anticipate that the amount of the final insurance settlement, net of deductible, will significantly exceed the initial loss of ThCh$20,631,288. It is not expected that any amounts received to date from the insurer will be refunded.

A summary of the journal entries is a follows:

	Debit	Credit
	ThCh$	ThCh$
Account receivables	20,631,288
Other Expenses		20,631,288
-------x -------
Cash and Cash equivalent	21,294,138
Other current non financial liabilities		21,294,138
-------x -------
Other current non financial liabilities	20,631,288
Account receivables		20,631,288

Based on the above we believe that the disclosure could be improved in order to provide better information. We will include the disclosure in our future 20-F related to the 2011 consolidated financial statements as follows:

The earthquake that occurred in Chile on February 27, 2010 affected a significant portion of the Chilean territory including our facilities and warehouses. It includes 11 warehouses in Peumo, Pencahue and Lontué.

The Company conducted a thorough evaluation that involved specialized personnel to identify and quantify the damages and potential effects of the earthquake. Such evaluation determined sinister inventory (Th$15,277,743), sinister Property Plant and Equipment (Th$763,629) and expenses for cleaning, wreckage removal (ThCh$908,639) and repairs (Th$3,681,277) for a total of Th$20,631,288 and therefore a charge was recorded in Other expenses by function in the consolidated statement of net income for the year ended December 31, 2010.

During the claim process the company received Th$21,294,138, of which Th$20,631,288 was offset against the expenses and impairment recognized in the caption ‘Other expenses by function’ in the consolidated statement of net income for the year ended December 31, 2010, on the basis that the Company has an insurance contract under which it can make a claim for compensation; the loss event that creates a right for the Company to assert a claim at the reporting date had occurred and the claim is not disputed by the insurance company. The remaining amount of Th$662,850 was recognized in liabilities in caption Trade accounts payable and other current accounts payable in the in the consolidated statement of financial position as of December 31, 2010.

We anticipate that the amount of the final insurance settlement, net of deductible, will significantly exceed the initial loss of ThCh$20,631,288. It is not expected that any amounts received to date from the insurer will be refunded.

As requested by the Commission in the Comment Letter, I acknowledge, on behalf of the Company, the following:

a)	The company is responsible for the adequacy and accuracy of the disclosure in the filing;

b)	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

c)	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of the Company’s responses to the comments or any other matters, please call me at (56-2) 476-2738.

Sincerely,

/s/ OSVALDO SOLAR V.
Osvaldo Solar V.
Chief Financial Officer
Vina Concha y Toro S.A.